Exhibit 99.1

LightSolver Secures ~$1.8 Million Grant from Israel’s Innovation Authority to Advance its Laser Processing Unit (LPU)

Government-backed R&D program to advance next-generation LPU hardware and expand the LPU Lab platform | Builds on LightSolver’s recent commercial and technical momentum, including the strategic partnership with Boeing, peer-reviewed research with HLRS and a growing IP portfolio

REHOVOT, Israel, November 5, 2026 -- CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that the Israel Innovation Authority (IIA) has approved a grant of approximately $1.8 million to its subsidiary, LightSolver Ltd. (“LightSolver”), to support the continued development of its Laser Processing Unit (LPU), an all-optical, laser-based computing platform.

The IIA approved the grant following its review of the program’s technological innovation and feasibility, its commercial potential and its expected contribution to the Israeli economy. The approved program is designed to advance the maturity of the LPU platform and bring it closer to commercialization. It includes the development of a new generation of LPU hardware systems for solving partial differential equations (PDEs); the expansion of the algorithmic capabilities of the LPU Lab platform, including tools that are intended to enable customers to conduct independent research and development on the system; and the integration of the LPU into heterogeneous high-performance computing (HPC) environments alongside CPUs and GPUs.

Under the program, LightSolver also plans to develop and test advanced hardware and software architectures and new calibration and control capabilities for the LPU.

The grant adds to a growing base of institutional support for LightSolver’s technology, including its strategic partnership with Boeing to develop a laser-based accelerator for large-scale engineering simulation, its paid collaboration with the Israel Ministry of Defense in a multi-year framework engagement focused on advanced, compute-intensive applications, and funding from the European Innovation Council. It also follows LightSolver’s recently published peer-reviewed research with the High-Performance Computing Center Stuttgart (HLRS) on sparse linear solvers and its U.S. provisional patent application covering PDE-based scientific and engineering simulations.

“We believe the Israel Innovation Authority’s support is a strong vote of confidence in the LPU and in the role laser-based computing can play in the next generation of high-performance computing,” said Dr. Ruti Ben Shlomi, Co-Founder and CEO of LightSolver. “This program is intended to fund the work that takes us from a validated platform toward commercial systems: next-generation PDE hardware, deeper integration with existing HPC environments and progress toward the next phase of manufacturing and supply chain.”

The grant is subject to the IIA’s customary terms.

Subject to shareholder approval, CollPlant intends to change its name to OptiPhi Computing Ltd. and, subject to Nasdaq confirmation, its Nasdaq ticker symbol from “CLGN” to “OPHI.” For additional details, please see CollPlant’s announcement dated November 4, 2026.

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser-based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. CollPlant also retains its proprietary plant-derived recombinant human collagen (rhCollagen) and bio-ink assets, for 3D bioprinting of tissues and organs and medical aesthetics. For more information about CollPlant, visit www.collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the grant approved by the Israel Innovation Authority, including the receipt of grant funds and the satisfaction of the conditions applicable to the grant; the scope, objectives and anticipated outcomes of the approved R&D program; the development of next-generation LPU hardware, the expansion of the LPU Lab platform and the integration of the LPU into HPC environments; the proposed change of CollPlant’s name and Nasdaq ticker symbol; and the future prospects, business plans and growth strategies of CollPlant and LightSolver. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the risk that the conditions to the IIA grant are not satisfied or that grant funds are not received in the amounts or on the timeline anticipated; obligations and restrictions under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, including royalty payment obligations and restrictions on the transfer of IIA-funded know-how and manufacturing outside of Israel; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investors Contact

CollPlant Biotechnologies

investors@lightsolver.com

Arx Investor Relations

North American Equities Desk

collplant@arxhq.com